

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

J. Paul Jullienne
Vice President, Managing Counsel and
Corporate Secretary
Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

  Re: **Unum Group**
     Form 8-K
     Exhibit Nos. 2.1, 2.2, 2.3
     Filed December 22, 2020
     File No. 001-11294

Dear Mr. Jullienne:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

.

        Sincerely,

        Division of Corporation Finance